UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
    For the fiscal year ended December 31, 2009.

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
    For the transition period from ___________ to ___________ .

Commission File Number 1-34020

A.   Full title of the plan and address of the plan, if different from that of the issuer named below:

MICREL, INC. 401(k) PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

MICREL, INCORPORATED
2180 Fortune Drive
San Jose, CA 95131

Micrel, Inc. 401(k) Plan

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the Micrel, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Micrel, Inc. 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financials statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Burr Pilger Mayer, Inc.

Burr Pilger Mayer, Inc.
San Francisco, California
June 18, 2010

MICREL, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008
____________

	2009	2008
ASSETS

Investments, at fair value:
Cash	$2,862	$68,235
Registered investment companies	36,953,521	28,063,496
Money market funds	751,674	114
Employer common stock	460,159	419,557
Guaranteed investment contract	7,075,372	6,185,039
Participant loans	1,432,067	1,280,744

Total investments at fair value	46,675,655	36,017,185

Employee contributions receivable	82,087	6,417
Employer contributions receivable	218,000	587,000

Total receivables	300,087	593,417

Total assets	46,975,742	36,610,602

LIABILITIES

Accrued liabilities	205,693	66,586

Net assets at fair value	46,770,049	36,544,016

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(27,506)	485,029

Net assets available for benefits	$46,742,543	$37,029,045

The accompanying notes are an integral part of these financial statements.

MICREL, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2009
____________

Additions to net assets attributed to:
Investment income:
Net increase in fair value of investments	$8,623,598
Interest and dividend income	104,125

Total investment income	8,727,723

Contributions and rollovers:
Participants’ salary deferrals	3,714,226
Employer contribution	215,825
Participant rollovers	50,007

Total contributions and rollovers	3,980,058

Total additions to net assets	12,707,781

Deductions from net assets attributed to:
Benefits paid to participants	2,650,612
Corrective distributions	202,835
Administrative expenses	140,836

Total deductions from net assets	2,994,283

Net increase in net assets	9,713,498

Net assets available for benefits:
Beginning of year	37,029,045

End of year	$46,742,543

The accompanying notes are an integral part of these financial statements.

MICREL, INC. 401(k) PLAN
Notes to Financial Statements
_________________________

1.	Description of the Plan

The following description of the Micrel, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan, a defined contribution plan sponsored by Micrel, Inc. (the Company or Employer), intended to qualify under Section 401(a) and related provisions of the Internal Revenue Code, was established effective January 1, 1980. The Plan is designed to provide participants with a means to defer a portion of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Administration

The Company is the administrator of the Plan and, as such, carries out the duties imposed by ERISA. The Company has delegated certain responsibilities for the operation and administration of the Plan. Custodianship of investment assets and execution of investment transactions is provided by The Charles Schwab Trust Company (Schwab). Recordkeeping services are provided by The Standard.

Certain administrative fees of the Plan, including audit fees, were paid directly by the Company for the year ended December 31, 2009.

Eligibility

All non-excluded employees, as defined by the Plan, become eligible to participate in the Plan on the first day of the month following their employment commencement date. Participants of the Plan who have more than six months of service, as defined, are eligible to receive discretionary contributions from the Company based on the provisions of the Plan. Participants should refer to the Plan document for further detail on the Plan’s eligibility provisions. Effective June 1, 2008, the Plan was amended to adopt automatic election of 3% for eligible participants. Eligible participants will automatically be enrolled into the Plan unless they elect to opt out by informing the Plan administrator.

Contributions

Annually, participants may elect to defer a portion of their pretax eligible compensation, as defined in the Plan, subject to certain IRS limitations. A participant may also contribute cash to the Plan in the form of a “rollover contribution” from another qualified employer-sponsored retirement plan. Employer contributions may be contributed at the discretion of the Company’s board of directors and are invested in a portfolio of investments as directed by the Company.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a guaranteed investment contract, money market funds, registered investment companies (i.e., mutual funds), and employer common stock as investment options for participants.

MICREL, INC. 401(k) PLAN
Notes to Financial Statements
_________________________

1.	Description of the Plan, continued

Participant Accounts

Each participant’s account is credited with the participant’s contribution and earnings thereon and an allocation of (a) the Company’s contribution and earnings thereon, and charged with an allocation of administrative expenses, and (b) forfeitures of terminated participants’ non-vested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company discretionary contributions portion of their accounts plus actual earnings thereon is based on years of continuous service as defined by the Plan. A participant is 100% vested after 6 years of credited service, vesting 20% per year after 2 years of credited service.

Payment of Benefits

Distributions and withdrawals are payable upon retirement, termination, financial hardship, disability, or death. If a participant’s account balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment unless a direct rollover into another qualified benefit plan is requested. If the account balance is over $1,000, the participant can consent to either a distribution paid in the form of a lump-sum cash payment, a direct rollover into another qualified plan or may postpone payment to a later date and remain in the Plan as described in the Plan documents.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining balance in the participant’s account and bear interest at rates that range from 5.25% to 10.25%, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Forfeitures

Forfeitures shall be allocated to all participants eligible to share in the allocations in the same proportion that each participant’s compensation for the year bears to the compensation of all participants for such year. These accounts will be used to reduce future employer contributions and/or administrative expenses. At December 31, 2009 and 2008, there were $42,236 and $3,807 in forfeited nonvested accounts, respectively. There were $6,069 in forfeitures applied during the Plan year ended December 31, 2009 to reduce employer contributions.

Continued

MICREL, INC. 401(k) PLAN
Notes to Financial Statements
_________________________

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and ERISA. Contributions from participants are recorded when withheld from the participant. Benefit payments are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value (see Notes 3 and 4). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. Investment fees, which may vary according to the individual funds selected, are paid out of the assets of the Plan. Participants should refer to the prospectuses of the individual investment funds for further details on individual investment fees.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06 which expanded the required disclosures about fair value measurements. In particular, this guidance requires 1) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, 2) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, 3) fair value measurement disclosures for each class of assets and liabilities and, 4) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for 2) above which is effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

Continued

MICREL, INC. 401(k) PLAN
Notes to Financial Statements
_________________________

3.	Guaranteed Investment Contract

The Plan includes a fully benefit-responsive guaranteed investment contract with Metropolitan Life Insurance Company (MetLife), as an investment option to Plan participants. Contributions to MetLife under this contract are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value. The fair value of this contract as of December 31, 2009 and 2008 was $7,075,372 and $6,185,039, respectively.

MetLife will guarantee principal and accrued interest, based on credited interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates for the year ended December 31, 2009 were 11.21% and 3.42%, respectively. The average yield and crediting interest rates for the year ended December 31, 2008 were (3.82)% and 4.62%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but may not be less than 0% percent. Such interest rates are reviewed and reset, as applicable, on a quarterly basis. MetLife will reset the rate by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the Fund’s investments. Participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events. These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.

As described in accounting standards providing guidance for Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contributions plan attributable to full benefit-responsive investment contracts because contact value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting standards, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of changes in net assets available for benefits is prepared on a contract value basis.

Continued

MICREL, INC. 401(k) PLAN
Notes to Financial Statements
_________________________

4.	Fair Value Measurements

Accounting Standards for fair value measurements establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under these accounting standards are described below:

Level 1–Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2–Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3–Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008:

Employer common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies:  Valued at the net asset value (NAV) of shares held by the plan at year end.

Money market funds:  Valued at quoted market prices in an exchange and active market, which represents the net asset values of shares held by the Plan at year end.

Participant loans:  Valued at amortized cost, which approximates fair value.

Guaranteed investment contract:  Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer (see Note 3).

Continued

MICREL, INC. 401(k) PLAN
Notes to Financial Statements
_________________________

4.	Fair Value Measurements, continued

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Cash	$2,862	$-	$-	$2,862
Registered investment companies
Foreign Large Blend	5,543,697	-	-	5,543,697
Intermediate-Term Bond	6,033,074	-	-	6,033,074
Large Blend	5,877,129	-	-	5,877,129
Large Growth	3,510,911	-	-	3,510,911
Large Value	1,665,624	-	-	1,665,624
Mid-Cap Blend	5,777,191	-	-	5,777,191
Mid-Cap Growth	2,657,759	-	-	2,657,759
Mid-Cap Value	2,181,969	-	-	2,181,969
Moderate Allocation	493,161	-	-	493,161
Short-Term Bond	812,543	-	-	812,543
Small Blend	87,493	-	-	87,493
Small Growth	1,627,514	-	-	1,627,514
Small Value	685,456	-	-	685,456
	36,953,521	-	-	36,953,521
Money market funds	751,674	-	-	751,674
Employer common stock	460,159	-	-	460,159
Guaranteed investment contract
Stable Value Fund	-	7,075,372	-	7,075,372
Participant loans	-	-	1,432,067	1,432,067
Total assets at fair value	$38,168,216	$7,075,372	$1,432,067	$46,675,655

Continued

MICREL, INC. 401(k) PLAN
Notes to Financial Statements
_________________________

4.	Fair Value Measurements, continued

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Cash	$68,235	$-	$-	$68,235
Registered investment companies	28,063,496	-	-	28,063,496
Money market funds	114	-	-	114
Employer common stock	419,557	-	-	419,557
Guaranteed investment contract	-	6,185,039	-	6,185,039
Participant loans	-	-	1,280,744	1,280,744
Total assets at fair value	$28,551,402	$6,185,039	$1,280,744	$36,017,185

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Participant
Loans

Balance, beginning of year	$1,280,744
Purchases, issuances, and settlements, net	151,323
Balance, end of year	$1,432,067

5.	Investments

The following presents the fair values of individual investments representing five percent (5%) or more of the Plan’s net assets at December 31, 2009 and 2008:

	2009	2008

Metlife Stable Value Fund	$7,075,372	$6,185,039
American Funds Europacific	$3,392,256	$2,244,591
Columbia Intermediate Bond	$3,315,984	$2,612,167
Royce Premier Investment Class	$3,056,463	$2,045,403
Dreyfus S&P 500 Index	$2,901,459	$2,318,363
Dreyfus Midcap Index	$2,720,728	$2,145,481
American Funds Growth Fund	$2,697,406	$1,875,415
Schwab International Index Fund	$-	$1,733,840
Selected American Shares	$-	$1,598,880

Continued

MICREL, INC. 401(k) PLAN
Notes to Financial Statements
_________________________

5.	Investments, continued

During 2009, the Plan’s investments appreciated in value by $8,623,598 (including gains and losses on investments bought and sold, as well as held during the year) as follows:

Registered investment companies	$7,502,581
Guaranteed investment contract	1,062,602
Employer common stock	58,415
$8,623,598

6.	Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2009	2008

Net assets:
Registered investment companies (mutual funds and cash)	$6,139,477	$5,181,406
Money market funds	$748,194	$362,786

Changes in net assets:
Interest and dividends	$145,660
Realized and unrealized gain in investments	930,130
Contributions	587,000
Benefits paid to participants	(319,311)
	$1,343,479

7.	Tax Status

The Internal Revenue Service has determined and informed Company by a letter dated November 4, 2005, that the Plan was designed in accordance with applicable sections of the Internal Revenue Service Code (the Code). The Plan has been amended since adoption. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Continued

MICREL, INC. 401(k) PLAN
Notes to Financial Statements
_________________________

8.	Party-in-Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest their salary deferral contributions in the Company’s common stock. Aggregate investment in the Company’s common stock at December 31, 2009 and 2008 was as follows:

	Number of
	Shares	Fair Value

2009	56,117	$460,159
2008	57,395	$419,557

Certain Plan investments are managed by Schwab, the custodian and trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

9.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the full value of each participant’s account shall become fully vested and nonforfeitable.

10.	Excess Contribution Refundable

At December 31, 2009 and 2008, payables of $202,835 and $62,005, respectively, are recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the Internal Revenue Service.

11.	Subsequent Events

In accordance with accounting standards affecting disclosures of subsequent events, the Plan evaluated subsequent events for recognition and disclosure through the date which these financial statements were available to be issued. Effective February 2010, Plan assets were transferred to Fidelity Management Trust Company as new Plan Trustee and Custodian. Management concluded that no other material subsequent event has occurred since December 31, 2009 that requires recognition or disclosure in the financial statements.

Continued

MICREL, INC. 401(k) PLAN
Trust EIN: 94-2526744
Schedule H, Line 4i
Plan Number 001
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009
____________

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Cost	Fair Value
	Participant directed:
	Cash	Cash	n/a	$2,859
	Metlife Stable Value Fund	Guaranteed Investment Contract	n/a	7,047,866	**
*	Micrel Semiconductor, Inc.	Common Stock	n/a	460,159
*	Schwab Investor Money Fund	Money Market, various rates	n/a	1,026
*	Schwab Retirement Adv Money	Money Market, various rates	n/a	2,339
*	Schwab US Treasury Money Fund	Money Market, various rates	n/a	114
	Alger Small Cap Growth Instl	Mutual Fund	n/a	1,627,514
	American Funds Europacific	Mutual Fund	n/a	3,392,256
	American Funds Growth Fund	Mutual Fund	n/a	2,697,406
	Artisan Mid Cap	Mutual Fund	n/a	1,899,382
	Columbia Intermediate Bond	Mutual Fund	n/a	3,315,984
	Dreyfus Bond Market Index Inv	Mutual Fund	n/a	1,282,487
	Dreyfus Mid Cap Index	Mutual Fund	n/a	2,720,728
	Dreyfus S&P 500 Index	Mutual Fund	n/a	2,901,459
	Goldman Sachs Mid Cap Value	Mutual Fund	n/a	2,181,973
	Royce Premier Investment Class	Mutual Fund	n/a	3,056,463
*	Schwab Int'l Index Select	Mutual Fund	n/a	2,151,441
*	Schwab Market Place Balanced	Mutual Fund	n/a	493,161
	Selected American Shares	Mutual Fund	n/a	2,068,540
	Van Kampen Growth & Income	Mutual Fund	n/a	937,761
	Vanguard Small Cap Index	Mutual Fund	n/a	87,493
*	Participant loans	5.25% to 10.25%, various maturities	n/a	1,432,067
				39,760,478
	Nonparticipant directed:
	Cash	Cash	3	3
*	Schwab Retirement Advantage Money Fund	Money Market, various rates	748,194	748,194
	Allianz NFJ Small Cap Value Fund ADM	Mutual Fund	381,521	329,851
	Dodge & Cox Income Fund	Mutual Fund	736,750	759,932
	Eaton Vance Large Cap Value	Mutual Fund	809,635	727,862
	Fidelity Adv Small Cap Fund	Mutual Fund	354,312	355,602
	Harbor Capital Appreciation Fund	Mutual Fund	669,381	813,505
	Janus Enterprise Fund	Mutual Fund	297,130	362,807
	Pimco Total Return Fund Instl Class	Mutual Fund	645,653	674,671
	Selected American Shares	Mutual Fund	434,844	453,599
	T Rowe Price Mid Cap Value	Mutual Fund	403,418	395,570
	Vanguard F-I Secs Short-Term Federal	Mutual Fund	790,029	812,544
	Vanguard 500 Index Signal	Mutual Fund	481,692	453,531
				6,887,671
	Total investments			$46,648,149

*	Party-in-interest.
**	Contract value
n/a	Cost data not required

SIGNATURE

THE PLAN, Pursuant to the requirements of the Securities Exchange Act of 1934. The Micrel, Inc. 401(k) Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICREL, INC. 401(k) PLAN

Date: June 18, 2010	By: /s/ Clyde R. Wallin Clyde R. Wallin Vice President, Finance and Chief Financial Officer

EXHIBITS
Exhibit Number	Description of Exhibit
23.1	Consent of Burr Pilger Mayer, Inc., Independent Registered Public Accounting Firm